SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)1

Alaska Communications Systems Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

01167P101
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ, 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 8 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01167P101	13D/A9	Page 2 of 8

1	NAME OF REPORTING PERSON
Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,719,300
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,719,300
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,719,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.12%[2]

14	TYPE OF REPORTING PERSON*
IN

2 The percentages reported in this Schedule 13D/A9 are based upon the 53,110,320 outstanding shares of common stock as described in the Schedule 14A filed by Alaska Communications Systems Group, Inc., on May 11, 2018.

CUSIP No.	01167P101	13D/A9	Page 3 of 8

1	NAME OF REPORTING PERSON
TAR Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,719,300[3]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,719,300[4]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,719,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.12%

14	TYPE OF REPORTING PERSON*
OO

3 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

4 Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings LLC.

SCHEDULE 13D/A9

This constitutes Amendment No. 9 (the “Amendment No. 9”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed December 15, 2017 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock” or “Shares”), of Alaska Communications Systems Group, Inc. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Ms. Singer is the managing member of TAR Holdings, which was created pursuant to that certain Operating Agreement, dated October 28, 2013. All of the securities held by TAR Holdings were purchased by funds generated and held by TAR Holdings. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $5,487,419.00.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this Amendment No. 9 is to report that on May 9, 2018, TAR Holdings LLC (“TAR Holdings”), Karen S. Singer, Gary A. Singer, and Julian D. Singer (each an “Investor” and, collectively, the “Investor Group”), entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer, a copy of which is attached as Exhibit 10.1 to the 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on May 9, 2018, and incorporated herein by reference to the Exhibit 99.6 attached hereto.

Pursuant to the Cooperation Agreement, and in exchange for the Issuer’s agreement to, among other things, (a) increase the size of its Board of Directors (the “Board”) to appoint Wayne Barr, Jr. and Robert M. Pons (the “New Directors”) to the Board, (b) include the New Directors in certain committees of the Board as well as the Issuer’s slate of director nominees for election at the 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”), and (c) grant TAR Holdings a limited, one-time and non-transferrable exemption under the Section 382 Tax Benefits Preservation Plan, dated as of January 8, 2018, to beneficially own, together with all the Investors and all of their respective Affiliates and Associates, a maximum number of shares of Common Stock representing no more than nine percent (9%) of the Common Stock then outstanding, the Investor Group agreed to, among other things, withdraw (i) the advance notice of nomination delivered to the Issuer on February 9, 2018, and any and all amendments and supplements thereto, effectively terminating its proposed proxy contest to nominate certain director candidates to the Issuer’s Board at the 2018 Annual Meeting, and (ii) the demand for stockholder records that TAR Holdings delivered to the Issuer on January 12, 2018, pursuant to Section 220 of the Delaware General Corporation Law, as amended. In addition, the Investor Group also agreed to comply with certain standard “standstill” obligations concerning the Investor Group’s actions with regard to the Issuer and its Common Stock, including, but not limited to, a requirement that the Investor Group not seek, alone or in concert with others, representation on the Issuer’s Board, except as expressly permitted by the Cooperation Agreement. Furthermore, the Cooperation Agreement requires the Investor Group to vote on the Issuer’s proxy card in favor of each of the nominees for election as directors nominated by the Issuer’s Board and recommended by the Issuer’s Board and in accordance with the recommendations of the Issuer’s Board on certain other proposals at the 2018 Annual Meeting, among other obligations. The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 9, 2018, and incorporated herein by reference to the Exhibit 99.6 attached hereto.

Except in connection with the matters described in this Item 4 and as contemplated herein, Ms. Singer and TAR Holdings do not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 53,110,320 shares of Common Stock outstanding as reported in the Issuer’s Form Schedule 14A filed on May 11, 2018.

A. TAR Holdings LLC

(a)       As of the date hereof, TAR Holdings beneficially owns 2,719,300 shares of Common Stock, which shares are held directly by TAR Holdings.

Percentage: Approximately 5.12%

(b) 1. Sole power to vote or direct vote: 2,719,3005

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,719,3006

4. Shared power to dispose or direct the disposition: 0

5 See FN 2.

6 See FN 3.

(c) The following table details the transactions effected by TAR Holdings since the filing of Amendment No. 8 to the Statement:

Date of Transaction	Number of Shares Purchased	Price Per Share
May 10, 2018	35,000	$1.691
May 10, 2018	43,916	$1.6877
May 11, 2018	400	$1.68

B. Ms. Singer

(a)    As of the date hereof, Ms. Singer, as the managing member of TAR Holdings, beneficially owns 2,719,300 shares of Common Stock held by TAR Holdings.

Percentage: Approximately 5.12%

(b) 1. Sole power to vote or direct vote: 2,719,300

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,719,300

4. Shared power to dispose or direct the disposition: 0

(c) The following table details the transactions effected by Ms. Singer since the filing of Amendment No. 8 to the Statement:

Date of Transaction	Number of Shares Purchased	Price Per Share
May 10, 2018	35,000	$1.691
May 10, 2018	43,916	$1.6877
May 11, 2018	400	$1.68

(d)     No Person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e)    Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and restated in its entirety as follows:

99.1	Form of Indemnification Letter Agreement (Filed as Exhibit 99.1 to Amendment No. 4 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on February 12, 2018).

99.2	Joint Filing Agreement (Filed as Exhibit 99.2 to Amendment No. 5 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on March 8, 2018).

99.3	Convertible Preferred Term Sheet (Filed as Exhibit 99.3 to Amendment No. 7 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on April 24, 2018).

99.4	Yahoo Finance! Article, dated as of April 13, 2018 (Filed as Exhibit 99.4 to Amendment No. 7 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on April 24, 2018).

99.5	Letter, dated April 27, 2018, to the Issuer (Filed as Exhibit 99.5 to Amendment No. 8 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on April 30, 2018).

99.6	Cooperation Agreement, dated as of May 9, 2018 (Filed as Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 9, 2018).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2018

By: /s/ Karen Singer

Karen Singer

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